EXHIBIT 99.1

Osisko Development Extends T2 Mineralization 55 Meters Down Dip at Trixie, Tintic Project

264.00 g/t Au and 511.00 g/t Ag over 1.22 m (7.70 oz/t Au and 14.90 oz/t Ag over 4.00 ft.) in drilling
2,311.18 g/t Au and 1,146.46 g/t Ag over 2.29 m (67.41 oz/t Au and 33.44 oz/t Ag over 7.50 ft.) in underground chip sampling

MONTREAL, Jan. 11, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce drilling and underground chip sampling results from new development areas as part of its ongoing exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

Chris Lodder, President of Osisko Development, commented, "Tintic continues to deliver high grade underground sampling and initial diamond drill results, as our exploration efforts expand the area of mineralization in and around Trixie, which remains open at depth and along strike. As we continue to drive development to reach deeper levels of Trixie beyond the main 625 level towards the end of 2023, we are excited to test exploration potential of target areas located adjacent to historic mine workings that have previously not been tested. Trixie is just one of four quality precious metal targets in our land package, and our greater understanding of the controls on the various styles of precious and base metal mineralization opens up years of potential exploration growth and excitement for our shareholders."

UNDERGROUND CHIP SAMPLE ASSAY HIGHLIGHTS

Assay highlights include underground chip samples from 114 new development faces at Trixie. A length-weighted composite for each face Site ID is presented in Table 1 and individual higher-grade samples are also identified within the composites. Samples are collected in feet ("ft.") and assays are reported in grams per tonne ("g/t") and troy ounce per short ton ("oz/t") gold ("Au") and silver ("Ag"). Conversions to metric and imperial measurements are rounded to two decimal places. Selected assay highlights include:

  503.78 g/t Au and 2,586.22 g/t Ag over 3.35 meters ("m") (14.69 oz/t Au and 75.43 oz/t Ag over 11.00 ft.) including
    1,375.03 g/t Au and 6,994.86 g/t Ag over 1.22 m (40.11 oz/t Au and 204.02 oz/t Ag over 4.00 ft.)
  1,237.85 g/t Au and 95.44 g/t Ag over 0.98 m (36.10 oz/t Au and 2.78 oz/t Ag over 3.20 ft.) including
    2,637.71 g/t Au and 185.16 g/t Ag over 0.46 m (76.93 oz/t Au and 5.40 oz/t Ag over 1.50 ft.)
  1,700.62 g/t Au and 131.19 g/t Ag over 0.76 m (49.60 oz/t Au and 3.83 oz/t Ag over 2.50 ft.) including
    3,539.06 g/t Au and 265.43 g/t Ag over 0.37 m (103.22 oz/t Au and 7.74 oz/t Ag over 1.20 ft.)
  3,901.32 g/t Au and 78.71 g/t Ag over 0.91 m (113.79 oz/t Au and 2.30 oz/t Ag over 3.00 ft.) including
    7,765.62 g/t Au and 124.89 g/t Ag over 0.46 m (226.50 oz/t Au and 3.64 oz/t Ag over 1.50 ft.)
  1,468.70 g/t Au and 280.94 g/t Ag over 0.61 m (42.84 oz/t Au and 8.19 oz/t Ag over 2.00 ft.)
  352.65 g/t Au and 446.22 g/t Ag over 4.57 m (10.29 oz/t Au and 13.01 oz/t Ag over 15.00 ft.)
  335.08 g/t Au and 333.77 g/t Ag over 3.66 m (9.77 oz/t Au and 9.74 oz/t Ag over 12.00 ft.)
  1,042.03 g/t Au and 498.82 g/t Ag over 2.87 m (30.39 oz/t Au and 14.55 oz/t Ag over 9.40 ft.) including
    3,419.93 g/t Au and 1,587.57 g/t Ag over 0.82 m (99.75 oz/t Au and 46.30 oz/t Ag over 2.70 ft.)
  531.46 g/t Au and 648.34 g/t Ag over 2.59 m (15.50 oz/t Au and 18.91 oz/t Ag over 8.50 ft.) including
    1,888.17 g/t Au and 2,942.92 g/t Ag over 0.46 m (55.07 oz/t Au and 85.84 oz/t Ag over 1.50 ft.)
  473.14 g/t Au and 1,371.28 g/t Ag over 2.90 m (13.80 oz/t Au and 40.00 oz/t Ag over 9.50 ft.) including
    1,753.17 g/t Au and 5,095.23 g/t Ag over 0.76 m (51.13 oz/t Au and 148.61 oz/t Ag over 2.50 ft.)
  288.82 g/t Au and 249.84 g/t Ag over 6.10 m (8.42 oz/t Au and 7.29 oz/t Ag over 20.00 ft.)
  1,470.35 g/t Au and 1,222.90 g/t Ag over 0.61 m (42.89 oz/t Au and 35.67 oz/t Ag over 2.00 ft.)
  697.81 g/t Au and 731.43 g/t Ag over 2.74 m (20.35 oz/t Au and 21.33 oz/t Ag over 9.00 ft.) including
    1,721.84 g/t Au and 1,816.49 g/t Ag over 0.91 m (50.22 oz/t Au and 52.98 oz/t Ag over 3.00 ft.)
  2,311.18 g/t Au and 1,146.46 g/t Ag over 2.29 m (67.41 oz/t Au and 33.44 oz/t Ag over 7.50 ft.) including
    5,524.28 g/t Au and 2,673.83 g/t Ag over 0.91 m (161.12 oz/t Au and 77.99 oz/t Ag over 3.00 ft.)
  557.17 g/t Au and 370.45 g/t Ag over 2.68 m (16.25 oz/t Au and 10.80 oz/t Ag over 8.80 ft.) including
    1,865.07 g/t Au and 1,366.68 g/t Ag over 0.61 m (54.40 oz/t Au and 39.86 oz/t Ag over 2.00 ft.)
  1,633.69 g/t Au and 1615.74 g/t Ag over 2.13 m (47.65 oz/t Au and 47.13 oz/t Ag over 7.00 ft.) including
    5,012.31 g/t Au and 3,441.76 g/t Ag over 0.61 m (146.19 oz/t Au and 100.38 oz/t Ag over 2.00 ft.)

DRILL ASSAY HIGHLIGHTS

In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totalling approximately 8,442 m (27,700 ft.) and 62 underground diamond drill holes ("DD") in the 625 level at Trixie totalling approximately 3,232 m (10,060 ft.). To date, assays have been received for 8 RC drill holes and 14 DD holes, which are summarized in Table. The Company currently has two underground diamond drill rigs in operation at Trixie and has greatly improved on core recovery and drill production challenges faced early in the 2022 program. Select assay highlights include:

  25.95 g/t Au and 21.48 g/t Ag over 3.81 m in hole TUG-625-029 (0.76 oz/t Au and 0.63 oz/t Ag over 12.50 ft.) including
    43.00 g/t Au and 41.80 g/t Ag over 1.52 m (1.25 oz/t Au and 1.22 oz/t Ag over 5.00 ft.) located 15 m (49 ft.) up dip in the T2 structure
  14.97 g/t Au and 113.85 g/t Ag over 2.47 m in hole TUG-625-050 (0.44 oz/t Au and 3.32 oz/t Ag over 8.10 ft.) including
    25.50 g/t Au and 90.00 g/t Ag over 1.07 m (0.74 oz/t Au and 2.63 oz/t Ag over 3.50 ft.) located at the contact of the Tintic quartzite and the Ophir shale
  12.58 g/t Au and 439.26 g/t Ag over 5.33 m in hole TUG-625-060 (0.37 oz/t Au and 12.81 oz/t Ag over 17.50 ft.) within the T4 mineralized zone.
  264.00 g/t Au and 511.00 g/t Ag over 1.22 m in hole TUG-625-065 (7.70 oz/t Au and 14.90 oz/t Ag over 4.00 ft.) 55 m (180 ft.) down dip of the 625 L in the T2 structure
  65.50 g/t Au and 84.30 g/t Ag over 1.22 m in hole TUG-625-069 (1.91 oz/t Au and 2.46 oz/t Ag over 4.00 ft.) including
    231.00 g/t Au and 246.00 g/t Ag over 0.30 m (6.74 oz/t Au and 7.18 oz/t Ag over 1.00 ft.) 38 m (125 ft.) down dip of the 625 L in the T2 structure

DRILL SUMMARY

  Early RC holes in the program were drilled approximately 650 m north of Trixie in new exploration areas. With additional information, holes were planned at a shallower dip and to the west along strike of the T2 area. See Figure 2 for plan map of drillhole locations.
  Approximately 20% of the main Trixie area has been explored to date and additional potential for high grade gold exists along strike, at depth down dip and down plunge and along fault zones known to be fluid pathways for gold mineralization (Figure 3).
  Underground drilling focused around the 625 level at Trixie, drilling along strike, up dip and down dip of the T2 and T4 mineralization. Table describes the target and intersection for each hole. Figure 4 illustrates sampling results and Figure 5 is a cross section of the T2 and T4 showing highlighted intercepts from select holes.
  The results from these initial holes and chip sampling will be incorporated into the initial mineral resource estimate ("MRE") at Trixie expected in the first quarter of 2023 (the "Trixie MRE").
  The Trixie MRE will include the result of the Company's exploration work since acquiring Tintic in late May of 2022 and is expected to encompass only a small footprint of the T2, T4 and 75-85 mineral zones adjacent to the 625 underground level, to support near-term underground activities.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of 17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, USA. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. High grade mineralized material from the T2 and T4 structures is currently being processed via vat leaching on site. The T2 structure is approximately 0.3 m to 2.4 m (1 to 8 ft.) wide and mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone ranging from approximately 3 m to 25 m (10 to 80 ft.) and located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization currently defined over 220 m (720 ft.) in strike and reports consistent multi-ounce gold grades along the entire strike length.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Chip samples are collected and do not exceed 1.0 m (3 ft.) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hanging wall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

For further information on the Tintic Project, please refer to the technical report titled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (with an effective date of June 7, 2022) and prepared for the Company by Dr. Thomas A. Henricksen, QP, C.P.G. (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Figure 1: Trixie Project Area is available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/11449f9d-3bd6-411b-b188-325450b6a91a

Figure 2: Drill Plan Map is available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/7f0e03d7-265a-48ec-9b0d-4c1ea5575b59

Figure 3: Trixie Long Section is available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/1e5cb1e2-a630-404b-b304-7281c35c55d0

Figure 4: Trixie Long Section (detail area) is available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/b9f45472-19a7-4687-86e2-2924c2de0781

Figure 5: Cross Section of underground drilling at 625 L at Trixie is available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/bb02f749-6012-4c52-b2c3-8e440e17a2b4

Table 1: Face Chip Sample Length Weighted Assay Composites at Trixie

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)
CH1209		0.00	1.95	1.95	55.91	7.79	0.00	6.40	6.40	1.63	0.23
CH1209	Including	1.22	1.95	0.73	148.58	20.77	4.00	6.40	2.40	4.33	0.61
CH1212		0.00	2.77	2.77	104.26	33.05	0.00	9.10	9.10	3.04	0.96
CH1212	Including	0.49	1.25	0.76	378.61	88.79	1.60	4.10	2.50	11.04	2.59
CH1213		0.00	2.23	2.23	9.04	71.94	0.00	7.30	7.30	0.26	2.10
CH1213	Including	0.00	0.61	0.61	12.38	84.88	0.00	2.00	2.00	0.36	2.48
CH1213	and	0.61	1.01	0.40	24.89	205.69	2.00	3.30	1.30	0.73	6.00
CH1214		0.00	2.29	2.29	36.04	7.11	0.00	7.50	7.50	1.05	0.21
CH1214	Including	0.76	1.52	0.76	28.28	21.32	2.50	5.00	2.50	0.82	0.62
CH1214	and	1.52	1.83	0.30	194.79	0.00	5.00	6.00	1.00	5.68	0.00
CH1215		0.00	2.13	2.13	71.62	31.17	0.00	7.00	7.00	2.09	0.91
CH1215		1.22	1.83	0.61	150.29	74.56	4.00	6.00	2.00	4.38	2.17
CH1217		0.00	1.07	1.07	2.89	119.58	0.00	3.50	3.50	0.08	3.49
CH1220		0.00	2.44	2.44	49.86	32.88	0.00	8.00	8.00	1.45	0.96
CH1220	Including	0.76	1.68	0.91	132.19	87.69	2.50	5.50	3.00	3.86	2.56
CH1221		0.00	0.91	0.91	4.53	0.00	0.00	3.00	3.00	0.13	0.00
CH1222		0.00	0.76	0.76	1.20	0.00	0.00	2.50	2.50	0.03	0.00
CH1223		0.00	0.76	0.76	0.07	14.80	0.00	2.50	2.50	0.00	0.43
CH1224		0.00	0.91	0.91	2.78	33.70	0.00	3.00	3.00	0.08	0.98
CH1225		0.00	0.88	0.88	2.02	41.89	0.00	2.90	2.90	0.06	1.22
CH1226		0.00	0.91	0.91	0.99	8.71	0.00	3.00	3.00	0.03	0.25
CH1227		0.00	0.91	0.91	0.72	0.00	0.00	3.00	3.00	0.02	0.00
CH1228		0.00	3.35	3.35	503.78	2,586.22	0.00	11.00	11.00	14.69	75.43
CH1228	Including	1.52	2.74	1.22	1,375.03	6,994.86	5.00	9.00	4.00	40.11	204.02
CH1229		0.00	2.56	2.56	0.92	20.60	0.00	8.40	8.40	0.03	0.60
CH1230		0.00	3.35	3.35	84.31	440.85	0.00	11.00	11.00	2.46	12.86
CH1230	Including	0.00	0.61	0.61	422.03	2,129.12	0.00	2.00	2.00	12.31	62.10
CH1231		0.00	1.77	1.77	38.17	98.27	0.00	5.80	5.80	1.11	2.87
CH1231	Including	0.40	0.85	0.46	118.81	168.78	1.30	2.80	1.50	3.47	4.92
CH1233		0.00	1.83	1.83	25.86	93.82	0.00	6.00	6.00	0.75	2.74
CH1233	Including	0.00	0.91	0.91	43.50	153.17	0.00	3.00	3.00	1.27	4.47
CH1234		0.00	1.74	1.74	81.11	124.01	0.00	5.70	5.70	2.37	3.62
CH1234	Including	0.00	0.34	0.34	311.07	357.52	0.00	1.10	1.10	9.07	10.43
CH1235		0.00	2.19	2.19	6.77	1.50	0.00	7.20	7.20	0.20	0.04
CH1235	Including	0.91	1.16	0.24	44.53	9.36	3.00	3.80	0.80	1.30	0.27
CH1236		0.00	1.77	1.77	56.12	192.29	0.00	5.80	5.80	1.64	5.61
CH1236	Including	0.91	1.16	0.24	372.27	1,329.79	3.00	3.80	0.80	10.86	38.79
CH1237		0.00	1.68	1.68	234.46	186.92	0.00	5.50	5.50	6.84	5.45
CH1237	Including	0.61	0.91	0.30	1,272.44	1,003.57	2.00	3.00	1.00	37.11	29.27
CH1238		0.00	1.49	1.49	368.37	742.56	0.00	4.90	4.90	10.74	21.66
CH1238	Including	0.27	1.19	0.91	598.32	1,212.00	0.90	3.90	3.00	17.45	35.35
CH1239		0.00	1.52	1.52	4.91	19.46	0.00	5.00	5.00	0.14	0.57
CH1240		0.00	1.62	1.62	11.71	48.50	0.00	5.30	5.30	0.34	1.41
CH1240	Including	0.00	0.24	0.24	46.31	131.78	0.00	0.80	0.80	1.35	3.84
CH1241		0.00	2.83	2.83	3.74	21.18	0.00	9.30	9.30	0.11	0.62
CH1242		0.00	1.95	1.95	3.12	0.72	0.00	6.40	6.40	0.09	0.02
CH1242	Including	1.16	1.95	0.79	7.27	1.78	3.80	6.40	2.60	0.21	0.05
CH1243		0.00	2.29	2.29	28.85	28.69	0.00	7.50	7.50	0.84	0.84
CH1243	Including	1.52	2.29	0.76	85.09	75.39	5.00	7.50	2.50	2.48	2.20
CH1245		0.00	2.16	2.16	63.97	15.54	0.00	7.10	7.10	1.87	0.45
CH1245	Including	0.82	2.16	1.34	102.91	19.92	2.70	7.10	4.40	3.00	0.58
CH1246		0.00	1.22	1.22	4.48	0.00	0.00	4.00	4.00	0.13	0.00
CH1246	Including	0.76	1.22	0.46	11.66	0.00	2.50	4.00	1.50	0.34	0.00
CH1247		0.00	1.37	1.37	468.80	1,113.03	0.00	4.50	4.50	13.67	32.46
CH1247	Including	0.46	1.37	0.91	656.15	1,582.72	1.50	4.50	3.00	19.14	46.16
CH1248		0.00	2.29	2.29	14.94	56.36	0.00	7.50	7.50	0.44	1.64
CH1248	Including	0.00	1.07	1.07	23.04	81.83	0.00	3.50	3.50	0.67	2.39
CH1249		0.00	2.13	2.13	47.78	32.05	0.00	7.00	7.00	1.39	0.93
CH1249	Including	0.30	1.52	1.22	79.95	49.54	1.00	5.00	4.00	2.33	1.44
CH1250		0.00	2.19	2.19	29.53	22.96	0.00	7.20	7.20	0.86	0.67
CH1250	Including	0.49	1.40	0.91	56.02	39.49	1.60	4.60	3.00	1.63	1.15
CH1251		0.00	3.17	3.17	23.70	20.73	0.00	10.40	10.40	0.69	0.60
CH1251	Including	1.62	2.47	0.85	42.35	33.09	5.30	8.10	2.80	1.24	0.97
CH1251	and	2.47	3.17	0.70	51.63	53.44	8.10	10.40	2.30	1.51	1.56
CH1252		0.00	0.76	0.76	1,091.44	79.14	0.00	2.50	2.50	31.83	2.31
CH1252	Including	0.00	0.34	0.34	2,455.35	158.95	0.00	1.10	1.10	71.61	4.64
CH1253		0.00	1.83	1.83	50.10	30.89	0.00	6.00	6.00	1.46	0.90
CH1253	Including	0.00	0.91	0.91	99.62	52.24	0.00	3.00	3.00	2.91	1.52
CH1254		0.00	0.98	0.98	1,237.85	95.44	0.00	3.20	3.20	36.10	2.78
CH1254	Including	0.00	0.46	0.46	2,637.71	185.16	0.00	1.50	1.50	76.93	5.40
CH1255		0.00	0.76	0.76	1,700.62	131.19	0.00	2.50	2.50	49.60	3.83
CH1255	Including	0.00	0.37	0.37	3,539.06	265.43	0.00	1.20	1.20	103.22	7.74
CH1256		0.00	0.91	0.91	3,901.32	78.71	0.00	3.00	3.00	113.79	2.30
CH1256	Including	0.00	0.46	0.46	7,765.62	124.89	0.00	1.50	1.50	226.50	3.64
CH1257		0.00	1.34	1.34	642.74	47.40	0.00	4.40	4.40	18.75	1.38
CH1257	Including	0.91	1.34	0.43	1,549.64	106.48	3.00	4.40	1.40	45.20	3.11
CH1258		0.00	0.91	0.91	637.91	113.70	0.00	3.00	3.00	18.61	3.32
CH1258	Including	0.00	0.30	0.30	1,833.74	231.04	0.00	1.00	1.00	53.48	6.74
CH1259		0.00	2.32	2.32	12.25	8.56	0.00	7.60	7.60	0.36	0.25
CH1260		0.00	1.77	1.77	186.40	22.54	0.00	5.80	5.80	5.44	0.66
CH1260	Including	1.55	1.77	0.21	1,477.34	116.01	5.10	5.80	0.70	43.09	3.38
CH1261		0.00	1.37	1.37	9.12	7.45	0.00	4.50	4.50	0.27	0.22
CH1262		0.00	0.91	0.91	15.70	39.36	0.00	3.00	3.00	0.46	1.15
CH1263		0.00	1.52	1.52	1.40	21.97	0.00	5.00	5.00	0.04	0.64
CH1264		0.00	2.74	2.74	90.07	31.49	0.00	9.00	9.00	2.63	0.92
CH1264	Including	1.34	1.95	0.61	399.25	128.42	4.40	6.40	2.00	11.64	3.75
CH1265		0.00	3.51	3.51	1.01	16.15	0.00	11.50	11.50	0.03	0.47
CH1266		0.00	1.22	1.22	2.83	14.19	0.00	4.00	4.00	0.08	0.41
CH1267		0.00	3.05	3.05	295.26	56.23	0.00	10.00	10.00	8.61	1.64
CH1267	Including	2.13	2.74	0.61	1,468.70	280.94	7.00	9.00	2.00	42.84	8.19
CH1268		0.00	2.50	2.50	10.91	124.74	0.00	8.20	8.20	0.32	3.64
CH1268	Including	0.61	0.85	0.24	77.79	879.67	2.00	2.80	0.80	2.27	25.66
CH1269		0.00	2.59	2.59	110.04	48.01	0.00	8.50	8.50	3.21	1.40
CH1269	Including	1.95	2.59	0.64	397.29	146.11	6.40	8.50	2.10	11.59	4.26
CH1270		0.00	2.96	2.96	6.89	6.05	0.00	9.70	9.70	0.20	0.18
CH1270	Including	1.58	2.19	0.61	26.84	18.27	5.20	7.20	2.00	0.78	0.53
CH1271		0.00	1.22	1.22	642.30	655.67	0.00	4.00	4.00	18.73	19.12
CH1271	Including	0.30	0.61	0.30	2,464.66	2,473.95	1.00	2.00	1.00	71.89	72.16
CH1272		0.00	1.19	1.19	33.92	95.07	0.00	3.90	3.90	0.99	2.77
CH1272	Including	0.91	1.19	0.27	93.86	306.96	3.00	3.90	0.90	2.74	8.95
CH1273		0.00	2.29	2.29	53.66	50.21	0.00	7.50	7.50	1.57	1.46
CH1273	Including	0.98	1.55	0.58	204.39	157.66	3.20	5.10	1.90	5.96	4.60
CH1274		0.00	2.50	2.50	47.41	35.41	0.00	8.20	8.20	1.38	1.03
CH1274	Including	0.91	1.52	0.61	173.64	145.18	3.00	5.00	2.00	5.06	4.23
CH1275		0.00	1.37	1.37	32.15	82.81	0.00	4.50	4.50	0.94	2.42
CH1275	Including	0.76	0.91	0.15	278.03	745.29	2.50	3.00	0.50	8.11	21.74
CH1276		0.00	2.80	2.80	85.56	30.73	0.00	9.20	9.20	2.50	0.90
CH1276	Including	0.18	0.91	0.73	223.79	60.06	0.60	3.00	2.40	6.53	1.75
CH1277		0.00	1.10	1.10	0.38	2.73	0.00	3.60	3.60	0.01	0.08
CH1278		0.00	1.22	1.22	3.53	13.82	0.00	4.00	4.00	0.10	0.40
CH1279		0.00	1.07	1.07	27.14	29.97	0.00	3.50	3.50	0.79	0.87
CH1279	Including	0.00	0.76	0.76	33.31	30.91	0.00	2.50	2.50	0.97	0.90
CH1281		0.00	1.34	1.34	11.71	29.09	0.00	4.40	4.40	0.34	0.85
CH1281	Including	0.73	1.34	0.61	18.89	42.13	2.40	4.40	2.00	0.55	1.23
CH1282		0.00	1.52	1.52	4.75	0.00	0.00	5.00	5.00	0.14	0.00
CH1282	Including	0.76	1.52	0.76	8.57	0.00	2.50	5.00	2.50	0.25	0.00
CH1283		0.00	1.28	1.28	0.22	2.06	0.00	4.20	4.20	0.01	0.06
CH1286		0.00	2.38	2.38	43.87	59.86	0.00	7.80	7.80	1.28	1.75
CH1286	Including	0.73	1.46	0.73	133.94	173.47	2.40	4.80	2.40	3.91	5.06
CH1287		0.00	1.16	1.16	287.29	488.60	0.00	3.80	3.80	8.38	14.25
CH1287	Including	0.21	0.52	0.30	974.15	608.50	0.70	1.70	1.00	28.41	17.75
CH1287	and	0.82	0.98	0.15	167.84	2,278.57	2.70	3.20	0.50	4.90	66.46
CH1287	and	0.98	1.16	0.18	51.29	137.02	3.20	3.80	0.60	1.50	4.00
CH1288		0.00	1.34	1.34	23.13	38.83	0.00	4.40	4.40	0.67	1.13
CH1288	Including	0.30	0.58	0.27	107.92	148.17	1.00	1.90	0.90	3.15	4.32
CH1291		0.00	1.31	1.31	171.16	410.98	0.00	4.30	4.30	4.99	11.99
CH1291	Including	0.46	0.79	0.34	661.95	1,557.18	1.50	2.60	1.10	19.31	45.42
CH1292		0.00	1.83	1.83	7.64	82.53	0.00	6.00	6.00	0.22	2.41
CH1292	Including	0.00	0.30	0.30	16.87	0.00	0.00	1.00	1.00	0.49	0.00
CH1293		0.00	1.52	1.52	8.82	56.64	0.00	5.00	5.00	0.26	1.65
CH1293	Including	0.98	1.52	0.55	20.60	142.58	3.20	5.00	1.80	0.60	4.16
CH1294		0.00	2.13	2.13	3.97	30.04	0.00	7.00	7.00	0.12	0.88
CH1294	Including	1.43	2.13	0.70	9.74	60.71	4.70	7.00	2.30	0.28	1.77
CH1295		0.00	1.52	1.52	42.96	164.95	0.00	5.00	5.00	1.25	4.81
CH1295	Including	0.76	1.52	0.76	62.12	313.16	2.50	5.00	2.50	1.81	9.13
CH1298		0.00	1.07	1.07	220.33	61.32	0.00	3.50	3.50	6.43	1.79
CH1298	Including	0.61	0.76	0.15	1,227.49	244.77	2.00	2.50	0.50	35.80	7.14
CH1299		0.00	0.91	0.91	184.26	371.38	0.00	3.00	3.00	5.37	10.83
CH1300		0.00	1.71	1.71	83.57	53.82	0.00	5.60	5.60	2.44	1.57
CH1300	Including	0.70	1.10	0.40	262.70	109.63	2.30	3.60	1.30	7.66	3.20
CH1302		0.00	2.13	2.13	484.51	248.55	0.00	7.00	7.00	14.13	7.25
CH1302	Including	0.91	1.46	0.55	1,296.40	108.88	3.00	4.80	1.80	37.81	3.18
CH1302	and	1.46	2.13	0.67	421.38	672.31	4.80	7.00	2.20	12.29	19.61
CH1303		0.00	2.10	2.10	25.98	50.18	0.00	6.90	6.90	0.76	1.46
CH1304		0.00	1.22	1.22	122.23	194.72	0.00	4.00	4.00	3.57	5.68
CH1304	Including	0.00	0.91	0.91	149.57	246.35	0.00	3.00	3.00	4.36	7.19
CH1307		0.00	2.44	2.44	16.13	32.63	0.00	8.00	8.00	0.47	0.95
CH1312		0.00	2.44	2.44	99.17	112.82	0.00	8.00	8.00	2.89	3.29
CH1313		0.00	2.59	2.59	1.50	36.82	0.00	8.50	8.50	0.04	1.07
CH1314		0.00	1.68	1.68	15.66	56.52	0.00	5.50	5.50	0.46	1.65
CH1314	Including	0.00	0.37	0.37	44.02	79.88	0.00	1.20	1.20	1.28	2.33
CH1315		0.00	2.56	2.56	124.03	170.03	0.00	8.40	8.40	3.62	4.96
CH1315	Including	0.00	0.85	0.85	182.28	224.75	0.00	2.80	2.80	5.32	6.56
CH1315	and	0.85	1.28	0.43	353.72	512.55	2.80	4.20	1.40	10.32	14.95
CH1316		0.00	2.65	2.65	167.92	382.17	0.00	8.70	8.70	4.90	11.15
CH1316	Including	0.00	0.43	0.43	171.36	248.20	0.00	1.40	1.40	5.00	7.24
CH1316	and	0.43	0.76	0.34	1,013.55	2,125.38	1.40	2.50	1.10	29.56	61.99
CH1317		0.00	2.44	2.44	310.45	1,399.20	0.00	8.00	8.00	9.05	40.81
CH1317		0.49	0.91	0.43	1,058.14	6,294.04	1.60	3.00	1.40	30.86	183.58
CH1317		1.52	2.01	0.49	489.61	957.56	5.00	6.60	1.60	14.28	27.93
CH1318		0.00	2.01	2.01	502.85	778.59	0.00	6.60	6.60	14.67	22.71
CH1318	Including	0.24	0.88	0.64	683.61	1,799.52	0.80	2.90	2.10	19.94	52.49
CH1318	and	0.88	1.52	0.64	883.89	632.05	2.90	5.00	2.10	25.78	18.43
CH1319		0.00	2.38	2.38	138.75	474.86	0.00	7.80	7.80	4.05	13.85
CH1319	Including	1.16	2.38	1.22	216.01	733.90	3.80	7.80	4.00	6.30	21.41
CH1322		0.00	1.98	1.98	405.91	641.26	0.00	6.50	6.50	11.84	18.70
CH1322	Including	1.37	1.98	0.61	1,297.91	2,034.66	4.50	6.50	2.00	37.86	59.34
CH1323		0.00	2.62	2.62	331.03	215.94	0.00	8.60	8.60	9.66	6.30
CH1323		0.37	0.73	0.37	1,101.03	217.00	1.20	2.40	1.20	32.11	6.33
CH1323		1.65	2.62	0.98	376.38	408.78	5.40	8.60	3.20	10.98	11.92
CH1324		0.00	4.57	4.57	352.65	446.22	0.00	15.00	15.00	10.29	13.01
CH1324	Including	0.00	1.52	1.52	104.11	199.38	0.00	5.00	5.00	3.04	5.82
CH1324	and	1.52	3.05	1.52	220.64	310.56	5.00	10.00	5.00	6.44	9.06
CH1324	and	3.05	3.96	0.91	1,198.70	1,358.69	10.00	13.00	3.00	34.96	39.63
CH1325		0.00	3.66	3.66	335.08	333.77	0.00	12.00	12.00	9.77	9.74
CH1325	Including	1.52	2.13	0.61	155.50	134.59	5.00	7.00	2.00	4.54	3.93
CH1325	and	2.13	3.05	0.91	1,182.79	1,146.31	7.00	10.00	3.00	34.50	33.43
CH1326		0.00	2.87	2.87	1,042.03	498.82	0.00	9.40	9.40	30.39	14.55
CH1326	Including	1.22	1.43	0.21	462.40	339.59	4.00	4.70	0.70	13.49	9.90
CH1326	and	2.04	2.87	0.82	3,419.93	1,587.57	6.70	9.40	2.70	99.75	46.30
CH1328		0.00	2.59	2.59	531.46	648.34	0.00	8.50	8.50	15.50	18.91
CH1328	Including	2.13	2.59	0.46	1,888.17	2,942.92	7.00	8.50	1.50	55.07	85.84
CH1329		0.00	2.32	2.32	210.91	394.45	0.00	7.60	7.60	6.15	11.50
CH1329	Including	1.22	1.31	0.09	96.78	81.04	4.00	4.30	0.30	2.82	2.36
CH1329	and	1.92	2.32	0.40	1,180.43	2,262.29	6.30	7.60	1.30	34.43	65.98
CH1332		0.00	1.22	1.22	200.91	134.52	0.00	4.00	4.00	5.86	3.92
CH1332	Including	0.00	0.30	0.30	311.21	156.36	0.00	1.00	1.00	9.08	4.56
CH1332	and	0.30	0.76	0.46	239.05	0.00	1.00	2.50	1.50	6.97	0.00
CH1333		0.00	0.61	0.61	41.34	0.00	0.00	2.00	2.00	1.21	0.00
CH1335		0.00	2.23	2.23	20.29	81.28	0.00	7.30	7.30	0.59	2.37
CH1335	Including	0.00	0.73	0.73	51.87	77.37	0.00	2.40	2.40	1.51	2.26
CH1336		0.00	2.74	2.74	95.79	124.53	0.00	9.00	9.00	2.79	3.63
CH1336	Including	0.00	1.22	1.22	109.26	82.17	0.00	4.00	4.00	3.19	2.40
CH1336	and	1.22	2.07	0.85	118.17	195.72	4.00	6.80	2.80	3.45	5.71
CH1337		0.00	2.74	2.74	96.96	118.82	0.00	9.00	9.00	2.83	3.47
CH1337	Including	0.00	0.91	0.91	287.97	323.96	0.00	3.00	3.00	8.40	9.45
CH1338		0.00	2.07	2.07	24.95	65.18	0.00	6.80	6.80	0.73	1.90
CH1338	Including	0.43	1.16	0.73	57.49	153.21	1.40	3.80	2.40	1.68	4.47
CH1339		0.00	1.83	1.83	67.92	141.35	0.00	6.00	6.00	1.98	4.12
CH1339	Including	0.55	1.28	0.73	123.76	261.16	1.80	4.20	2.40	3.61	7.62
CH1340		0.00	1.83	1.83	470.19	821.04	0.00	6.00	6.00	13.71	23.95
CH1340	Including	0.00	0.61	0.61	1,323.93	2,143.81	0.00	2.00	2.00	38.61	62.53
CH1341		0.00	1.83	1.83	106.86	340.34	0.00	6.00	6.00	3.12	9.93
CH1341	Including	0.00	0.21	0.21	622.70	1,960.99	0.00	0.70	0.70	18.16	57.20
CH1346		0.00	2.90	2.90	473.14	1,371.28	0.00	9.50	9.50	13.80	40.00
CH1346	Including	1.22	1.98	0.76	1,753.17	5,095.23	4.00	6.50	2.50	51.13	148.61
CH1347		0.00	6.10	6.10	288.82	249.84	0.00	20.00	20.00	8.42	7.29
CH1347	Including	1.22	2.44	1.22	880.36	263.25	4.00	8.00	4.00	25.68	7.68
CH1348		0.00	2.50	2.50	364.44	312.88	0.00	8.20	8.20	10.63	9.13
CH1348	Including	1.43	2.04	0.61	1,470.35	1,222.90	4.70	6.70	2.00	42.89	35.67
CH1349		0.00	2.74	2.74	697.81	731.43	0.00	9.00	9.00	20.35	21.33
CH1349	Including	0.91	1.83	0.91	1,721.84	1,816.49	3.00	6.00	3.00	50.22	52.98
CH1350		0.00	2.44	2.44	144.94	134.50	0.00	8.00	8.00	4.23	3.92
CH1350	Including	1.52	2.44	0.91	245.15	222.63	5.00	8.00	3.00	7.15	6.49
CH1351		0.00	2.29	2.29	2,311.18	1,146.46	0.00	7.50	7.50	67.41	33.44
CH1351	Including	1.37	2.29	0.91	5,524.28	2,673.83	4.50	7.50	3.00	161.12	77.99
CH1352		0.00	2.68	2.68	557.17	370.45	0.00	8.80	8.80	16.25	10.80
CH1352	Including	1.77	2.38	0.61	1,865.07	1,366.68	5.80	7.80	2.00	54.40	39.86
CH1355		0.00	2.13	2.13	1,633.69	1,615.74	0.00	7.00	7.00	47.65	47.13
CH1355	Including	1.52	2.13	0.61	5,012.31	3,441.76	5.00	7.00	2.00	146.19	100.38

Table 2: Drilling Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Comments
TRC040		184.40	187.45	3.05	0.07	103.85	605.00	615.00	10.00	0.00	3.03	Exploration
TRC043	No Significant Assays											Exploration
TRC046	No Significant Assays											Exploration
TRC048		333.76	335.28	1.52	0.32	88.00	1095.00	1100.00	5.00	0.01	2.57	Exploration
		397.76	399.29	1.52	0.23	74.60	1305.00	1310.00	5.00	0.01	2.18
TRC049	No Significant Assays											Exploration
TRC050	No Significant Assays											Exploration
TRC052		156.97	161.54	4.57	0.66	29.33	515.00	530.00	15.00	0.02	0.86	Exploration
TRC053	Hole Abandoned											Exploration
TUG-625-027		67.97	68.88	0.91	1.45	23.60	223.00	226.00	3.00	0.04	0.69	T2 structure and Tintic Quartzite
TUG-625-028		9.97	10.88	0.91	1.35	20.70	32.70	35.70	3.00	0.04	0.60	T4 mineralization
		38.40	38.62	0.21	1.28	78.60	126.00	126.70	0.70	0.04	2.29
		40.90	41.27	0.37	10.70	155.00	134.20	135.40	1.20	0.31	4.52	Interpreted contact of T2 and T4
		41.27	41.85	0.58	1.43	18.65	135.40	137.30	1.90	0.04	0.54
TUG-625-029		1.22	2.29	1.07	2.50	21.93	4.00	7.50	3.50	0.07	0.64	T4 mineralization
		37.03	40.84	3.81	25.95	21.48	121.50	134.00	12.50	0.76	0.63	15 m up dip extension of known T2
	Including	37.80	39.32	1.52	43.00	41.80	124.00	129.00	5.00	1.25	1.22
TUG-625-030A		6.71	9.30	2.59	3.07	12.93	22.00	30.50	8.50	0.09	0.38	T4 mineralization
TUG-625-050		29.84	32.31	2.47	14.97	113.85	97.90	106.00	8.10	0.44	3.32	Contact between the Tintic Quartzite and Ophir Shale
	Including	31.24	32.31	1.07	25.50	90.00	102.50	106.00	3.50	0.74	2.63
TUG-625-056		12.34	12.80	0.46	0.12	21.70	40.50	42.00	1.50	0.00	0.63	Drilled for geotechnical purposes for Trixie decline 100 m east of T2
TUG-625-057		11.89	12.19	0.30	0.12	25.50	39.00	40.00	1.00	0.00	0.74	Drilled for geotechnical purposes for Trixie decline 100 m east of T2
		24.08	26.82	2.74	0.09	44.30	79.00	88.00	9.00	0.00	1.29
TUG-625-058		10.27	11.28	1.01	0.11	30.30	33.70	37.00	3.30	0.00	0.88	Drilled for geotechnical purposes for Trixie decline 100 m east of T2
		31.39	35.66	4.27	0.24	114.80	103.00	117.00	14.00	0.01	3.35
	Including	31.39	32.80	1.40	0.57	305.00	103.00	107.60	4.60	0.02	8.90
TUG-625-060		32.00	37.34	5.33	12.58	439.26	105.00	122.50	17.50	0.37	12.81	T4 mineralization
TUG-625-064		45.90	47.00	1.10	3.09	9.99	150.60	154.20	3.60	0.09	0.29	T2 mineralization 35 m down dip of 625 L
TUG-625-065		54.16	55.38	1.22	264.00	511.00	177.70	181.70	4.00	7.70	14.90	T2 mineralization 55 m down dip of 625 L
TUG-625-066		4.11	5.33	1.22	1.48	28.90	13.50	17.50	4.00	0.04	0.84	T2 mineralization 5 m down dip of 625 L
		17.68	19.20	1.52	3.55	8.48	58.00	63.00	5.00	0.10	0.25
		25.30	27.89	2.59	2.29	16.06	83.00	91.50	8.50	0.07	0.47
TUG-625-069		25.60	26.82	1.22	65.50	84.30	84.00	88.00	4.00	1.91	2.46	T2 mineralization 20 m down dip of 625 L
		26.21	26.52	0.30	231.00	246.00	86.00	87.00	1.00	6.74	7.18
TUG-625-070		33.13	33.92	0.79	2.17	66.50	108.70	111.30	2.60	0.06	1.94	T2 mineralization 38 m down dip of 635 L

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure. All underground face samples are collected by TCM geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site TCM laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The TCM Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified Laboratory Manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing Quality Assurance-Quality Control ("QA/QC") work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assays include gold and silver by fire assay of 50 g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development, and then loaded into Datamine Fusion, QA/QC samples are checked, and assays merged with sample information for future reporting.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the recently acquired Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Certain historical information and statements contained in this news release, including the 3D models linked in this news release, do not comply with NI 43-101. To that end, a qualified person has not done sufficient work on behalf of Osisko Development to classify any historical estimate as current mineral resources or mineral reserves and Osisko Development is not treating the historical estimate as current mineral resources or reserves.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; the unique mineralization at Trixie; the potential of high grade gold mineralization on Trixie; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the timing and ability of the Company to produce the Trixie MRE (or any subsequent MRE) (if at all); the information and the scope of the contemplated Trixie MRE (and any subsequent MRE); the impact of the Trixie MRE; the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at Trixie, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.